

October 26, 2009

Manuel Gonzalez Cid
Chief Financial Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Spain

>   **Re: Banco Bilbao Vizcaya Argentaria, S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2008**
>   **File No. 001-10110**

Dear Mr. Gonzalez Cid:

We have reviewed the above referenced filing and related materials and your response letter dated July 15, 2009 and have the following comment. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 16A – Audit Committee Financial Expert, page 160

1.   We note your response to prior comment 4 in which you explain why your board of directors has made no determination with respect to whether there is at least one audit committee financial expert serving on the audit committee. We also note that Form 20-F requires that a determination actually be made with respect to that matter. Please take all appropriate steps to provide the information required by Item 16A of Form 20-F. Please also consider Section 407 of the Sarbanes-Oxley Act of 2002 and SEC Release 33-8177 and confirm that you will have the

required disclosure in your next annual report.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel